Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

April 12, 2013

Via Edgar (Correspondence)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 10, 2012 Form 10-K for the Year Ended December 31, 2012 Filed March 28, 2013 File No. 0-27507

Auxilio, Inc. has requested an extension of time to respond to the Securities and Exchange Commission Staff’s comments made by their letter dated April 5, 2013. We spoke via telephone with Yong Kim, SEC Staff Accountant who afforded us an additional ten business days to submit our response. We show the new response date to be May 3, 2013

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer